NO Act

RECEIVED

2007 OCT 22 AM 9:50 No Act

SEC / MR

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
MARKET REGULATION

Act	Securities Exchange Act of 1934
Section	17
Rule	17a-5
Public Availability	December 23, 2003

03044361

December 23, 2003 P.E. 11-25-03

PROCESSED
JAN 12 2004
THOMSON
FINANCIAL

Mr. Peter P. DeBuona
President
Buckram Securities Ltd.
40 Glen Street, Suite 2
Glen Cove, NY 11542

Re: Annual Audited Financial Statement Filing Requirements Under Rule 17a-5

Dear Mr. DeBuona:

This is in response to your letter received by the Division of Market Regulation ("Division") on November 25, 2003, in which you request on behalf of Buckram Securities Ltd. ("Firm") an exemption from the requirement that the Firm file a certified annual report of financial statements pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 (17 CFR 240.17a-5) for the fiscal year ending December 31, 2003.

I understand the following facts to be pertinent to the Firm's request. The Firm's registration as a broker-dealer with the Securities and Exhange Commission ("Commission") became effective on October 30, 2003. The Firm is required, pursuant to paragraph (d) of Rule 17a-5, to file a certified annual report of financial statements on a calendar or fiscal year basis. The report must be as of the same fixed or determinable date each year unless a change is approved by the Firm's designated examining authority. The Firm chose December 31 as its year-end. Accordingly, an audited report of the Firm's financial statements must be prepared as of December 31, 2003. Because the Firm's registration with the Commission became effective on October 30, 2003, you have requested an exemption for the Firm from filing annual audit reports for the year-ended December 31, 2003.

Based on the foregoing facts and representations, the Division will not recommend enforcement action to the Commission if the Firm does not file audited financial statements as of December 31, 2003. However, the annual report for the year ending December 31, 2004, must cover the entire period from October 30, 2003, the effective date of the Firm's registration with the Commission.

1230108

You should understand that this letter expresses a staff position with respect to enforcement only and does not purport to state any legal conclusion on this matter. The Division's position is confined to the facts as described herein. Any material change in circumstances may warrant a different conclusion and should be brought immediately to the Division's attention.

Sincerely,

Mark M. Attar
Special Counsel

MMA/rg

Rachael

Buckram
Securities Ltd.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
NOV 25 2003
DIVISION OF MARKET REGULATION

J. McGawan
Securities and Exchange Commission
450 Fifth Street N.W.
Washington D.C. 20549-1001

Dear Mr. McGawan,

Re: Buckram Securities Ltd. SEC# 8-65939
Crd# 126976
Request for 2003 waiver of Annual Audit

Buckram Securities has recently been approved by the NASD, as of October 30th, with several additional states still pending approval. Buckram is in the process of a system conversion to our approved clearing broker, Pershing. It is estimated to be completed by December 8th, 2003.

As a new firm, we do not anticipate any trading activity until after conversion and certainly not material for this calendar year 2003. We, hereby respectfully request a waiver of this years (2003) annual audit and therefore have 2004 annual audit include the remaining 2003 time.

Although Buckram is a newly established broker/dealer, as owner and Principal, I have many years experience with the annual audit process and believe this request is extensively based on a practical business solution.

Thanking you in advance, and as always if you should have additional questions please do not hesitate to contact the undersigned.

Peter P. DeBuona
President

40 Glen Street | Suite 2 | Glen Cove | NY 11542 | Tel 516 759 7400 | Fax 516 759 8390 | buckramsec@aol.com